UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number 000-28996

ELBIT IMAGING LTD.

(Translation of Registrant’s Name into English)

5 SHIMSHON STREET, PETACH TIKVA, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO ELBIT IMAGING LTD.’S REGISTRATION STATEMENT ON FORM F-1 (REGISTRATION STATEMENTS NO. 333-194519), REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-172122) AND REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENTS NOS. 333-117509, 333-130852, 333-136684 AND 333-152820), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Plaza Centers N.V. ("Plaza"), a subsidiary of the Company, published its financial statements (not reviewed) for the six-month period that ended on June 30, 2018 (the "Financial Statements").

Plaza's Financial Statements are available through the London Stock Exchange website at the following link:

https://www.londonstockexchange.com/exchange/prices-and-markets/stocks/exchange-insight/company-news.html?fourWayKey=NL0011882741GBGBXSSQ3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT IMAGING LTD. (Registrant)

Date: August 20, 2018	By:	/s/ Ron Hadassi
Ron Hadassi CEO and Chairman of the Board of Directors

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